

September 20, 2011

Via Fax
Mr. Peter Chin
Chief Executive Officer
Disability Access Corporation
720 W. Cheyenne Ave. Suite 210
North Las Vegas, NV 89030

> **Re: Disability Access Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Intangible and Long-Lived Assets, page 18

1.   We have reviewed your response to comment 2. Please tell us how you determined it was appropriate to use a capitalization rate of 8.5% in your net present value calculation. Additionally, please tell us how the average EBITDA amounts you used in your calculation compare to your budgeted EBITDA amounts going forward. Finally, please tell us if you have tested goodwill yet during 2011, especially in light of the dramatic decreases in your revenues and earnings in 2011, and if so, please tell us the results of your testing and the significant assumptions used. If you have not tested goodwill during 2011, please tell us why you do not believe the decreases in revenues and earnings constitute poor economic performance relative to historical or projected future operating results, which you have disclosed as a trigger for impairment testing.

Note 3 – Related Party Transactions, page F-13

2.   Please provide us with a detailed analysis of all transactions between you and PTS, Inc during 2010, as they relate to the divestiture of your shares by PTS, Inc. We note from your disclosure on page 15 that DBYC exchanged $1 million worth of PTS, Inc. Preferred Series E shares for certain obligations of DBYC and DAC, but it is not clear if this is related to similar exchanges discussed elsewhere in the filing.

Note 6 – Stockholders' Equity, page F-14

3.   We have reviewed your response to comment 9, and we are not clear what you mean by the phrase "could not hold more than same in the aggregate." Please clarify. Given your representation that the value of your common shares is $.0001, it appears Ms. Thorpe's shares would be convertible into 100 billion common shares. Please provide us with a detailed description of any restrictions on the number of shares that can be converted, and the timing of such conversions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief